DiVall Insured Income Properties 2, L.P.
Quarterly News

STATUS OF SALE PROCESS

The deadline to submit sale consent cards (votes) was May 18, 2018. As previously reported, we received affirmative consents from the holders of a majority of the outstanding units approving a proposed sale of all or substantially all of our assets and liquidation and dissolution of the partnership.

STATUS OF BID PROCESS

Since the affirmative vote, the following major benchmarks have been accomplished:

- Creation of virtual "Due Diligence Room" ("DDR") (to be accessed only by approved potential purchasers or representatives).
- Completion of Bid Package (to be mailed to approximately 20 interested parties on or about July 24, 2018).
- Purchase Agreement Finalized (uniform contract for all bidders).
- Obtained updated Title Work for all properties (DDR).
- Obtained new Surveys for all properties (DDR).
- Obtained Phase I Environmentals for all properties (DDR).
- Confidentiality Agreements Finalized (potential purchasers and representatives).

OTHER CRITICAL DATES

- Commence Due Diligence Access (expected 8/14/18 or before)
- Close Due Diligence (expected 9/27/18)
- Bids Due to Title Company (expected 9/28/18)
- Select Bid (expected 10/2/18)
- Close Sale (expected 11/6/18)

INSIDE THIS ISSUE

RECENT ISSUES

- After Phase I Environmentals were completed; three (3) properties indicated the need for Phase II's, which are more extensive and costly, to mitigate exposures from prior property usage (e.g. gas stations). The Phase II's will add approximately $40,000 of unplanned bid preparation costs.
- Applebee's Franchisee declared Chapter 11 bankruptcy on 5/16/18. They are still operating our location and continue to pay rent.
- A Wendy's in Augusta, Georgia had a fire on July 4, 2018 while closed for the holiday. A complete property loss is expected (it is fully insured).
- Our legal expenses are $70,000 higher than 2017 and $40,000 higher than our 2018 plan due to unexpectedly numerous SEC 8-K filings required to address purported mini-tender offers that we believed to be unlawful and other reportable events (as listed above); as well as title, survey and environmental issues.

SHOULD PORTFOLIO SALE BE DEFERRED UNTIL UNCERTAINTIES ARE COMPLETELY RESOLVED?

The time required to satisfy every unplanned event eats into the remaining lease terms of our properties; and accordingly impacts the value to a purchaser.

The title exceptions, survey updates and Phase II environmentals can be expected, when our partnership has held these properties for almost 30 years. Environmental laws and government regulations have only grown exponentially in 30 years' time.

The bankruptcy (Applebee's) and fire (Wendy's) were definitely unexpected, but we believe an astute purchaser will see the value of the events when they are resolved. Our Applebee's franchisee is the second largest franchisee in the system. They have 159 locations and plan on closing only 20 locations using "bankruptcy reorganization" to cancel those leases. Our Applebee's store sales are strong (also up 10% for the first 6 months of 2018); they negotiated a new 10 year lease with us effective 9/1/17. We are deemed a mid to high performing store by the franchisee. The Wendy's fire was at our 2nd highest performing Wendy's. The tenant wants the insurance to re-build immediately with a brand new Wendy's store design. They expect to be able to re-open by the end of November 2018. So we believe this high performing store should be resurrected with a new building in less than five months. We believe that will be attractive to an astute purchaser (this will make 50% of our 8 Wendy's remodeled with the new prototype (3 stores) or remodeled to Wendy's IA standards (1 store)).

Q2 DISTRIBUTION UPDATE

We had initially budgeted to distribute $100,000, or approximately $2.16 per unit, for the second quarter ended June 30, 2018. However, based on the unanticipated costs of the sealed bid process including Phase II environmentals; legal fees for SEC compliance; costs associated with an unanticipated bankruptcy, and the fire; as well as important liquidity of available working capital, we will not be making any second quarter distribution in 2018 (usually payable August 15th).

Based on recent events, the Advisory Board supports maintaining working capital adequate to provide all the pre-bid resources necessary to accomplish an $18,000,000 portfolio sale.

Additional financial information can be accessed

For further quarterly 2018 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2017 Annual Report on Form 10-K was filed with the SEC on March 23, 2018, which also can be accessed via the websites listed.

Distribution Highlights

Since the Partnership's initial capital raise of $46 million which concluded in 1990, the Partnership has distributed approximately $77 million to Limited Partner investors, from both operations and strategic sales. Let's explore some facts surrounding the initial capital raise and the former general partners' early distributions to better evaluate the actual return on "invested" capital. Of the $46 million capital raise, approximately $7 million was paid for "syndication" costs (broker commissions, etc.). Therefore, less than $39 million was actually available to invest in properties. The capital "raise" closed on March 31, 1990 and the original general partners were removed in February, 1993. The original general partners (Gary DiVall and Paul Magnuson) received distributions of over $1.5 million before being removed. For context, we (The Provo Group, Inc.) have received total distributions of $150,000 in the last 25 years of our general partner duties.

FORWARD LOOKING STATEMENTS

Forward-looking statements may differ materially from actual results. Investors are cautioned not to place undue reliance on forward-looking statements, such as "intends," "plan," "anticipates," "believes," "could," "estimate," "expect," "projects," "aim," or other variations on these terms, which reflect the Partnership's management's view only as of August 15, 2018, the date this newsletter was sent for printing and mail assembly. The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

QUESTIONS & ANSWERS

- ***When can I expect to receive my next distribution mailing?***
  Your distribution correspondence for the Third Quarter of 2018 is scheduled to be mailed on or about November 15, 2018.

- ***When will the Partnership mail the 2017 K-1's?***
  The 2018 K-1's were mailed during the second week of March, 2018.

- ***What was the estimated December 31, 2017 Net Unit Value ("NUV")?***
  Management has estimated the December 31, 2017 Net Unit Value of each interest of the Partnership to approximate $380. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the independent third-party appraisal valuation methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

  - an investor would be able to resell his or her Units at this estimated NUV;
  - the Units would trade at the estimated NUV in a secondary market; or
  - the methodology used to estimate the Partnership's NUV would be acceptable under ERISA for compliance with its reporting requirements.

- ***How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?***
  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

- ***What is the meaning of the word "Insured" in the name of this investment?***
  In the offering materials from the late 1980's, sponsored by the former general partners, there was a representation (but no "guarantee") that the Partnership would seek to insure rents from vacant properties. Although, there was some initial availability of very restrictive and limited (one year) insurance, that availability vanished in the early 1990's.
  In other words, the former general partners were "fast and loose" with professing the concept of "Insured" and the next and final partnership they sold did not use the term in the investment's name.

- ***How do I have a question answered in the next Newsletter?***
  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com
  mailto:dconley@theprovogroup.comor visit the Investor Relations page at www.divallproperties.com.

- ***I've moved. How do I update my account registration?***
  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

- ***If I have questions or comments, how can I reach DiVall Investor Relations?***
  You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc.
2401 Kerner Blvd.
San Rafael, CA 94901

PHONE: 1-800-547-7686
FAX: 1-415-485-4553

64638342.2